August 22, 2014

VIA EDGAR

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ocwen Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014 File No. 001-13219

Dear Mr. Rodriguez:

This letter is submitted as the response of Ocwen Financial Corporation (the Company) to the comments contained in a letter from you dated August 8, 2014 (the Comment Letter), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013. Any capitalized terms not defined in this letter have the meanings given to them in the Form 10-K.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your comments from the Comment Letter and followed it with our response.

Form 10-K filed for the Fiscal Year Ended December 31, 2013

Risk Factors, page 11

1.	You disclose under risks relating to your business on page 20 that you use estimates to determine the fair value of certain Level 3 assets, such as mortgage servicing rights, and that you may be required to write down the value of certain assets due to increased prepayments or higher than expected defaults which could adversely affect your earnings. This risk factor is identical to the prior year’s risk factor and to the risk factor that has appeared in your 10-K reports dating back to the December 31, 2009 Form 10-K report. However, you disclose under Fair Value Measurements that 17% of the fair value of your assets or one dollar out of every six dollars in assets and 10% of the fair value of your liabilities were determined based on Level 3 inputs at December 31, 2013. This represents an increase in the percentage of your assets and liabilities whose fair value is determined based on Level 3 inputs from 11% of your assets and 0% of your liabilities at December 31, 2012. Most of the increase in the amount of assets valued at fair value based on Level 3 inputs is due to the origination of reverse mortgages, a business that is substantially under-developed relative to its potential and that represents a potential source of long-term growth based on disclosures on page 3. Since considerable judgment is used in forming conclusions about Level 3 inputs and changes to these inputs could have a significant effect on your fair value measurements as you disclose on page 64. Please revise in future filings your risk factor to highlight the risks involved in valuing an increasing amount of your assets and liabilities based on Level 3 inputs.

Ocwen Financial Corporation

2002 Summit Boulevard, 6th Floor, Atlanta, GA 30319

Response

The Company revised the risk factor in its Form 10-K/A filed on August 18, 2014 in response to the comment.

Notes to Consolidated Financial Statements

Note 25 – Business Segment Reporting, page F-57

2.	You disclose on page 40 that servicing fees earned in connection with your non-Agency servicing portfolio are generally higher than those you earn in connection with your conventional and government insured servicing portfolios. Your non-Agency servicing portfolio also provides you with the opportunity for higher ancillary income. While the cost to service your non-Agency servicing portfolio is generally higher, your net margin on non-Agency servicing is higher than the margins for your conventional and government insured servicing. You also disclose that subservicing fees typically range from 10 to 39 basis points on average. The lower fees earned under subservicing contracts are offset by lower interest expense on advance financing.

Since your servicing portfolios appear to have different economic returns and perhaps a different class of customers, please tell us the operating segments you have identified in accordance with ASC 280-10-50-1 through 280-10-50-9, the factors used to identify reportable segments and the basis for aggregating identified operating segments into a single reportable segment based on the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

Response

The Company has considered ASC 280 – Segment Reporting and concluded that it has a single operating and reportable segment for Servicing. The Company’s analysis is described below.

Reportable Segments

ASC 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following three characteristics: a) It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity); b) Its operating results are regularly reviewed by the public entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and c) Its discrete financial information is available.

For purposes of segment reporting in its 2013 Form 10-K, the Company concluded that its reportable segments are i) Servicing, ii) Lending, and iii) Corporate Items and Other1.

In identifying our operating segments, the Company considered the three characteristics of an operating segment defined in ASC 280-10-50-1, noting that each characteristic is met.

➢	Each of the operating segments engages in business activities from which it earns revenues and incurs expenses.
➢	Senior management regularly reviews operating results for the operating segments for purposes of making decisions about resources to be allocated to each segment and assess performance. This is evidenced by monthly business results reports that are reviewed each month by senior management, including Mr. Ronald Faris, our President and CEO, who is our CODM. Our monthly business results reports are organized to present the operating results and various other operating metrics of the Company on a consolidated basis and for the Servicing business, the Forward and Reverse Lending business, and Corporate Items and Other.
➢	Discrete financial information of the operating segments are available as evidenced in the monthly business results report. Total combined revenues of the reported segments exceed 75% of total consolidated revenues as required by ASC 280-10-50-14.

Servicing Segment

The Servicing operating segment consists primarily of the core residential mortgage loan servicing business. Fees are earned for providing these services to owners of the mortgage loans and foreclosed real estate. For 2013, the Servicing operating segment accounted for 93% of total consolidated revenue of $2.0 billion. Commercial servicing generated $18.1 million total 2013 revenues which is less than 1% of total consolidated revenues.

1 The Corporate Items and Other reportable segment includes items of revenue and expense that are not directly related to a business, business activities that are individually insignificant, interest income on short-term investments of cash, corporate debt and certain corporate expenses.

The portfolio of residential servicing loans that the Company services includes Agency loans (loans conforming to the underwriting standards of the government sponsored entities, the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) (collectively, the GSEs)), Government insured loans (loans insured by the Federal Housing Authority (FHA) of the Department of Housing and Urban Development (HUD) or Department of Veterans Affairs (VA)) and non-Agency loans. Non-Agency loans include residential loans that generally did not qualify under GSE guidelines and were sold into private label securitizations.

The Company’s Servicing operating segment consists of multiple types of servicing performed and product serviced based on the type of investor that we service.

Type of Servicing Performed

The Company performs three principal types of servicing — primary, master and subservicing. Primary servicing and subservicing involve the collection and remittance of principal and interest payments received from borrowers, the administration of mortgage escrow accounts, the collection of insurance claims, the management of loans that are delinquent or in foreclosure or bankruptcy, including making servicing advances, evaluating loans for modification and other loss mitigation activities and, if necessary, foreclosure referrals and real estate owned (REO) sales on behalf of investors or other servicers. Master servicing involves the collection of payments from servicers and the distribution of funds to investors in mortgage and asset-backed securities and whole loan packages. For 2013, master servicing generated $18.6 million total 2013 revenues which is less than 1% of total consolidated revenues.

We typically earn contractual monthly servicing fees pursuant to servicing agreements (which are typically payable as a percentage of unpaid principal balance (UPB)) as well as other ancillary fees in connection with residential mortgage loans for which we own the mortgage servicing rights (MSRs). We also earn fees under subservicing and special servicing arrangements with banks and other institutions that own the MSRs. We typically earn these fees either as a percentage of UPB or on a per loan basis.

While the three principal types of servicing performed each earn revenue, we incur, report and monitor servicing expenses for the overall Servicing operating segment, which aligns with the servicing organization structure, with all of the servicing operations reporting to a single business manager who reports to the CODM. The operating expenses are recorded, tracked and managed at the Servicing operating segment level. For example, the same loss mitigation function supports the entire Servicing operating segment. As a result, the CODM monitors the operating results or performance and allocates resources/assets based on the Servicing operating segment.

Accordingly, while the Company does make certain general disclosures in relation to the relative, but not actual, costs incurred in connection with each type of servicing, including references with respect to the generally higher costs to service delinquent loans, the Company has concluded that none of the three types of servicing — primary, master or subservicing — meets the criteria of an operating segment, because the second and third characteristics of an operating segment under ASC 280-10-50 are not present.

Type of Investor Serviced

The Company generally categorizes its servicing portfolio by "product," that is, by the type of investor on behalf of whom we service the loans. The product categories align with the loan categories noted above - Agency, Government insured and Non-Agency. While we earn revenue in connection with each of these products, as noted above, operating expenses are not maintained by type of product serviced, but instead are recorded, tracked and managed at the Servicing operating segment level. The Company also does not generate discrete financial results for any of the products serviced. As a result, the CODM monitors the operating results and allocates resources/assets consistent with the Servicing operating segment.

Accordingly, while the Company does provide certain general disclosures related to a range of contractual base servicing fees earned in connection with its servicing, including by product, and the related relative cost to service, driven by the types of servicing performed, the Company has concluded that none of the three product types — Agency, Government insured or Non-Agency — meets the criteria of an operating segment, because the second and third characteristics of an operating segment under ASC 280-10-50 are not present.

Acknowledgement

The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any questions or comments, please call me at (340) 713-7760 at your earliest convenience.

Respectfully,
/s/ Michael R. Bourque, Jr.
Michael R. Bourque, Jr.
Executive Vice President and Chief Financial Officer

cc:	William C. Erbey, Executive Chairman
Ronald M. Faris, President and Chief Executive Officer
Timothy M. Hayes, Executive Vice President and General Counsel